Exhibit 4(d)

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the key terms and provisions of our equity securities. You should refer to the applicable provisions of our Third Restated Certificate of Incorporation, Fourth Amended and Restated Bylaws and the Delaware General Corporation Law for a complete statement of the terms and rights of our capital stock.

Authorized Capital Stock

In accordance with our certificate of incorporation, we are authorized to issue up to 300,000,000 shares of stock, including up to 250,000,000 shares of common stock, par value $.001 per share, and up to 50,000,000 shares of preferred stock, par value $.001 per share.

Common Stock

Voting rights. Each holder of common stock is entitled to one vote per share on each matter submitted to a vote of shareholders. Subject to the rights, if any, of the holders of any series of preferred stock pursuant to applicable law or the provision of the certificate of designation creating that series, all voting rights are vested in the holders of shares of common stock. Holders of shares of common stock have non-cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors, and the holders of the remaining shares voting for the election of directors will not be able to elect any directors.

Dividends. Dividends may be paid to holders of common stock when, as and if declared by the board of directors (the “Board”) out of funds legally available for their payment, subject to the rights of holders of any preferred stock. We have not paid dividends on our common stock since emerging from bankruptcy, and have no current plans to declare common stock dividends.

Rights upon liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of our common stock will be entitled to share equally, in proportion to the number of shares of common stock held by them, in any of our assets available for distribution after the payment in full of all debts and distributions and after holders of all series of outstanding preferred stock, if any, have received their liquidation preferences in full.

Non-assessable. All outstanding shares of common stock are fully paid and non-assessable.

Other rights and preferences. Holders of common stock are not entitled to preemptive, conversion or exchange rights. Our common stock has no sinking fund or redemption provisions. Holders of common stock may act by unanimous written consent.

Listing. Our outstanding shares of common stock are listed on the New York Stock Exchange under the trading symbol “DEN.”

Preferred Stock

The following description of the terms of the preferred stock sets forth certain general terms and provisions of our authorized preferred stock. If we offer preferred stock, a description will be filed with the Securities and Exchange Commission and the specific designations and rights, as determined by the Board, will be described in such filing, including the following terms:

•the series, the number of shares offered and the liquidation value of the preferred stock;
•the price at which the preferred stock will be issued;
•the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;
•the liquidation preference of the preferred stock;
•the voting rights of the preferred stock, if any;

•whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;
•whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any such conversion; and
•any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

Except where otherwise set forth in a resolution of the Board providing for the issuance of any series of preferred stock, the number of shares comprising such series may be increased or decreased (but not below the number of shares then outstanding) from time to time by like action of the Board. The shares of preferred stock of any one series shall be identical with the other shares in the same series in all respects except as to the dates from and after which dividends thereon shall cumulate, if cumulative.

The description of the terms of the preferred stock to be set forth in the applicable filing will not be complete and will be subject to and qualified in its entirety by reference to the certificate of designation relating to the applicable series of preferred stock.

Undesignated preferred stock may enable the Board to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of holders of our common stock. For example, any preferred stock issued may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

Any preferred stock will, when issued, be fully paid and non-assessable.

Warrants

Upon emerging from bankruptcy on September 18, 2020, the Company entered into Warrant Agreements with Broadridge Corporate Issuer Solutions, Inc., as warrant agent, which provides for Denbury’s issuance of up to an aggregate of: (i) 2,631,579 Series A Warrants to purchase Denbury Inc. common stock, par value $0.001 per share, initially exercisable for one share of common stock at an exercise price of $32.59 per share and (ii) 2,894,740 Series B Warrants to purchase Denbury Inc. common stock, par value $0.001 per share, initially exercisable for one share of common stock at an exercise price of $35.41 per share.

Exercisability. The Series A Warrants are exercisable from the date of issuance until 5:00 p.m., New York time, on September 18, 2025, at which time all unexercised Series A Warrants will expire and the rights of the holders of such Series A Warrants to purchase New Common Stock will terminate. The Series B Warrants are exercisable from the date of issuance until 5:00 p.m., New York time, on September 18, 2023, at which time all unexercised Series B Warrants will expire and the rights of the holders of such Series B Warrants to purchase New Common Stock will terminate.

Outstanding Warrants. As of December 31, 2022, 1,782,221 Series A warrants were outstanding, each exercisable for one share of the Company’s Common Stock and 1,460,643 Series B warrants were outstanding, each exercisable for one share of the Company’s Common Stock.

Pursuant to the Warrant Agreements, no holder of a Warrant, by virtue of holding or having a beneficial interest in a Warrant, will have the right to vote, receive dividends, receive notice as stockholders with respect to any meeting of stockholders for the election of Denbury’s directors or any other matter, or exercise any rights whatsoever as a stockholder of Denbury unless, until and only to the extent such holders become holders of record of shares of Denbury Inc. issued upon settlement of Warrants.

The number of shares of New Common Stock for which a Warrant is exercisable, and the Exercise Prices, are subject to adjustment from time to time upon the occurrence of certain events, including: (1) stock splits, reverse stock splits or stock dividends to holders of New Common Stock or (2) a reclassification in respect of New Common Stock.